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                          October 16, 2020

       Jerome Gold
       Interim Chief Financial Officer
       LiveXLive Media, Inc.
       9200 Sunset Boulevard, Suite 1201
       West Hollywood, CA 90069

                                                        Re: LiveXLive Media,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2020
                                                            File No. 333-249481

       Dear Mr. Gold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services